                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                 AIRLEASE LTD., A CALIFORNIA LIMITED PARTNERSHIP
    -----------------------------------------------------------------------
                                (NAME OF ISSUER)

            DEPOSITARY UNITS REPRESENTING LIMITED PARTNERS' INTERESTS
    -----------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    009366105
    -----------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               HENRY LERNER, ESQ.
                             USL CAPITAL CORPORATION
                                733 FRONT STREET
                                 P.O. BOX 193985
                             SAN FRANCISCO, CA 94119
                             TELEPHONE: 415-627-9582
    -----------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                OCTOBER 31, 1996
    -----------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of this class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 OF 7 PAGES.

                                  SCHEDULE 13D

CUSIP NO. 009366105                                            PAGE 2 OF 7 PAGES
================================================================================
             NAME OF REPORTING PERSON
1            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                USL Capital Corporation
                                I.R.S. Identification No.:  94-1360891
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
2                                                                       (b) [ ]

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
                                        Not applicable
--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [ ]
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6
                                        Delaware
--------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                              7
                                                            0
                            ----------------------------------------------------
        NUMBER OF                         SHARED VOTING POWER
         SHARES               8
      BENEFICIALLY                                          0
      OWNED BY EACH         ----------------------------------------------------
        REPORTING                         SOLE DISPOSITIVE POWER
         PERSON               9
          WITH                                              0
                            ----------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                              10
                                                            0
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                         0
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ] 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                         0.0%
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON
14
                                                         CO, HC
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 009366105                                            PAGE 3 OF 7 PAGES
================================================================================
             NAME OF REPORTING PERSON
1            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                Ford Motor Company
                                I.R.S. Identification No.:  38-0549190
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
2                                                                       (b) [ ]

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
                                        Not applicable
--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [ ]
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6
                                        Delaware
--------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                              7
                                                            0
                            ----------------------------------------------------
        NUMBER OF                         SHARED VOTING POWER
         SHARES               8
      BENEFICIALLY                                          0
      OWNED BY EACH         ----------------------------------------------------
        REPORTING                         SOLE DISPOSITIVE POWER
         PERSON               9
          WITH                                              0
                            ----------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                              10
                                                            0
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                         0
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ] 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                         0.0%
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON
14
                                                         CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 009366105                                            PAGE 4 OF 7 PAGES
================================================================================
             NAME OF REPORTING PERSON
1            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                Ford Holdings, Inc.
                                I.R.S. Identification No.:  38-2890269
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
2                                                                       (b) [ ]

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
                                        Not applicable
--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [ ]
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6
                                        Delaware
--------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                              7
                                                            0
                            ----------------------------------------------------
        NUMBER OF                         SHARED VOTING POWER
         SHARES               8
      BENEFICIALLY                                          0
      OWNED BY EACH         ----------------------------------------------------
        REPORTING                         SOLE DISPOSITIVE POWER
         PERSON               9
          WITH                                              0
                            ----------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                              10
                                                            0
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                         0
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ] 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                         0.0%
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON
14
                                                         CO, HC
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                               Page 5 of 7 Pages

                                  SCHEDULE 13D


         USL Capital Corporation (formerly United States Leasing International, Inc.) ("USL Capital"), Ford Holdings, Inc. ("FHI") and Ford Motor Company ("Ford") (USL Capital, FHI and Ford are collectively referred to herein as the "Ford Group") hereby amend their joint statement on Schedule 13D (the "Schedule 13D"), as most recently amended and filed with the Securities and Exchange Commission on September 24, 1996, relating to the Depositary Units Representing Limited Partners' Interests ("Units") of Airlease Ltd., A California Limited Partnership (the "Partnership"). The Schedule 13D of United States Airlease Holding, Inc. ("Holding"), as most recently amended on September 24, 1996, is not amended or otherwise affected by this Amendment No. 4 to the Schedule 13D of the Ford Group.

         The Schedule 13D is hereby amended as follows:

ITEM 5.           Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended to read in full as follows:

         Pursuant to an Asset Purchase Agreement among BA Leasing & Capital Corporation, USL Capital and Ford Motor Credit Company, on September 20, 1996, Holding sold 793,750 Units (17.1622% of the outstanding Units) to BA Leasing and Capital Corporation (the "Purchaser"). The terms of the Asset Purchase Agreement are described in Item 6 hereof. Further pursuant to the Asset Purchase Agreement, on October 31, 1996, USL Capital sold all of the issued and outstanding capital stock of Holding to the Purchaser. As of the consummation of such sale, Holding continued to own beneficially and directly an aggregate of 231,250 Units, which represented approximately 5% of the total number of Units then issued and outstanding. As a result of the sale by USL Capital of the stock of Holding, none of the Ford Group is a beneficial indirect owner of the 231,250 Units owned by Holding, and no member of the Ford Group has any voting or dispositive power over such Units, or any other Units. Except as described above and in Item 6 below, none of the Ford Group has had any transactions in the Units in the past 60 days.

         The number of Units owned by each of the directors and executive officers of USL Capital and the nature of such ownership is set forth in Exhibit 1 attached to this Schedule 13-D and incorporated herein by reference. To the knowledge of the Ford Group from a search of the records of the Partnership as of October 31, 1996, no director or executive officer of either FHI or Ford owned any Units.

         To the knowledge of the Ford Group, from a search of the records of the Partnership as of October 31, 1996, no executive officer or director of any of them has had any transactions in the Units in the 60 days prior thereto.

                                                               Page 6 of 7 Pages


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Schedule 13D of the Ford Group is amended to read in full as follows:

         USL Capital has entered into an Asset Purchase Agreement (the "Purchase Agreement") dated as of August 5, 1996 among BA Leasing & Capital Corporation (the "Purchaser"), USL Capital and Ford Motor Credit Company ("Ford Credit"), a wholly owned subsidiary of Ford, pursuant to which USL Capital agreed to sell to the Purchaser certain assets of USL Capital and its subsidiaries, including 793,750 Units (17.1622% of the outstanding Units) (the "Purchased Units") and all of the capital stock of Holding and Airlease Management Services, Inc. ("AMSI"), the general partner of the Partnership (collectively, the "Airlease Purchased Assets"). The complete terms of the transaction are set forth in the Purchase Agreement attached to this Schedule 13-D as Exhibit 5 and incorporated herein by this reference. The Purchased Units were sold by Holding to the Purchaser on September 20, 1996, and on October 31, 1996, USL Capital sold to the Purchaser all of the issued and outstanding capital stock of Holding and AMSI.

         At the closing at which the capital stock of AMSI and Holding was sold, USL Capital delivered or caused to be delivered resignations of all directors and officers of AMSI and Holding who were employees of USL Capital.

         Pursuant to Section 4.13 of the Amended and Restated Agreement of Limited Partnership of the Partnership, AMSI agreed to use its best efforts to maintain a net worth sufficient such that the Partnership will be taxed as a partnership and not as an association taxable as a corporation for federal income tax purposes. Following the formation of the Partnership, AMSI's capitalization included a $9 million subordinated demand note of United States Airlease, Inc. (which has since been merged into USL Capital) in favor of AMSI. Pursuant to the Purchase Agreement, the Purchaser agreed to arrange for the satisfaction by AMSI of the net worth requirements of the Partnership Agreement, and at the closing of the sale by USL Capital of the capital stock of AMSI to the Purchaser, the Purchaser delivered to AMSI a $9 million subordinated demand note of the Purchaser in substitution for the note of USL Capital.

                                                               Page 7 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                USL CAPITAL CORPORATION


Date:  November 7, 1996         By:     /s/  Henry Lerner
                                     -----------------------------
                                             Henry Lerner
                                Title:  Senior Vice President,
                                        General Counsel and
                                        Secretary


                                FORD HOLDINGS, INC.


Date:  November 7, 1996         By:     /s/  Peter J. Sherry, Jr.
                                     -----------------------------
                                Title:  Assistant Secretary


                                FORD MOTOR COMPANY


Date:  November 7, 1996         By:     /s/  Peter J. Sherry, Jr.
                                     ------------------------------
                                Title:  Assistant Secretary